DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Marjorie Sybul Adams marjorie.adams@dlapiper.com T 212.335.4517 F 212.884.8517

December 14, 2012

VIA EDGAR

Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mr. Pradip Bhaumik
Mrs. Cecilia Blye

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 23, 2012
File No. 000-31203

Ladies and Gentlemen:

On behalf of Net 1 UEPS Technologies, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 4, 2012, relating to the above-referenced filing.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2012

General

1. You stated in your letters to us dated March 30, 2009 and May 12, 2009 that your subsidiary, BGS Smartcard Systems AG (“BGS”), now known as Net1 UTA, had residual contractual obligations to the Iranian Bank Sarmayeh, which is currently included in the Specially Designated Nationals List maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control. You also stated in your letters that BGS had a continuing distribution agreement with the Iranian software engineering company, Sinasoft Co. As you know, Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding your contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements, since your referenced letters. Your response should describe any products, equipment, components, technology, or services you have provided into Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the Iranian government or entities it controls.

RESPONSE TO COMMENT 1

We have been advised by the Company as follows:

Securities and Exchange Commission
December 14, 2012
Page Two

The Company refers to its response letters dated March 30, 2009 and May 12, 2009. During fiscal 2010, Net1 UTA, the Company’s Austrian subsidiary, recorded revenue of approximately $0.001 million related to the delivery of its remaining obligations described in the prior response letters. During fiscal 2011, the Company recorded revenue of approximately $0.7 million related to non-refundable deposits received from Bank Sarmayeh in fiscal 2009. The Company ultimately determined in fiscal 2011 that it was entitled to retain funds and therefore recognized these amounts in revenue. The Company has no further obligations under its contract with Bank Sarmayeh.

Except as described in the previous paragraph, the Company has not had any contacts with Iran, whether through direct or indirect arrangements, and it has not provided any products, equipment, components, technology, or services into Iran, directly or indirectly, nor has it had any agreements, arrangements or other contacts with the Iranian government or the entities it controls.

2. We note references on pages 15 and 39 to your operations in Latin America, a region that can be understood to include Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please describe to us the nature and extent of any past, current, or anticipated contacts with Cuba, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, or services you have provided into Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the Cuban government or entities it controls.

RESPONSE TO COMMENT 2

We have been advised by the Company as follows:

The Company is aware that Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. The Company has not had any contacts with Cuba, whether through direct or indirect arrangements, and it has not provided any products, equipment, components, technology, or services into Cuba, directly or indirectly, nor has it had any agreements, arrangements or other contacts with the Cuban government or the entities it controls.

3. Please discuss for us the materiality of any contacts with Iran or Cuba that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Cuba.

RESPONSE TO COMMENT 3

Securities and Exchange Commission
December 14, 2012
Page Three

We have been advised by the Company as follows:

The contacts described in Response to Comment 1 were not material to the Company and were not a material investment risk for the Company's securities holders. The Company believes it is in compliance with all applicable laws, rules and regulations administered by the U.S. Office of Foreign Assets Control.

*               *               *

Please call the undersigned at (212) 335-4517, or Mr. Herman Kotze, the Company’s Chief Financial Officer, Treasurer, and Secretary at +27 11 343 2014, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,

DLA PIPER LLP (US)

/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

Partner
Admitted to practice in New York

cc:	Dr. Serge C.P. Belamant
Herman Gideon Kotze
Net 1 UEPS Technologies, Inc.

Net 1 UEPS Technologies, Inc.
President Place
4th Floor
Corner Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa

December 14, 2012

VIA EDGAR

Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 23, 2012
File No. 000-31203

Ladies and Gentlemen:

In connection with responding to comments by the Securities and Exchange Commission (the “Commission”), Net 1 UEPS Technologies, Inc. (the “Company”) acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NET 1 UEPS TECHNOLOGIES, INC.

By: /s/Herman Gideon Kotzé
       Name: Herman Gideon Kotzé
       Title: Chief Financial Officer, Treasurer, and Secretary